

September 23, 2014

<u>Via E-mail</u>
J. Brett Pope
Chief Executive Officer
SWK Holdings Corporation
15770 North Dallas Parkway, Suite 1290
Dallas, Texas 75248

> **Re:** **SWK Holdings Corporation**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed September 5, 2014**
> **File No. 333-193942**

Dear Mr. Pope:

     We have reviewed your amended registration statement and response letter dated September 5, 2014 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please confirm to the staff that, in future Exchange Act filings, you will revise your disclosure to correspond with the changes that you have made to this registration statement as a result of our comments.

Cover Page

2. We note that some of the specifics of the subscription rights offering have changed. Please advise the staff supplementally why the subscription ratio has decreased and why officers and directors have indicated that they intend to purchase a smaller number of shares in the offering. In addition, disclose the current number of outstanding shares.

Questions and Answers Relating to the Rights Offering

How many shares will the Standby Purchaser and its affiliates own after the offering?, page 5

3. Based on your disclosure on page 6, it appears that affiliates of Carlson Capital will not hold more the 69% ownership in the aggregate. Please revise to explain whether Carlson Capital has contractually agreed to limit its ownership to 69%. Please make any corresponding changes to your disclosure in Risk Factors on page 16.

Risk Factors

If we are unable to substantially utilize our NOL carryforwards…, page 20

4. Please revise your disclosure to clarify whether you currently anticipate losing your NOL carryforwards a result of the Initial Share Issuance or this subscription rights offering.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

•   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Marc Thomas at (202) 551-3452 or Gus Rodriguez at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Purnell at (202) 551-3454 or me at (202) 551-3434 with any other questions.

Sincerely,

/s/ Michael R. Clampitt

Michael R. Clampitt
Senior Staff Attorney

cc.   Via E-mail
        Tammy Knight
        Holland & Knight LLP